                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*




                  Spectrum Sciences and Software Holdings Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  84764A 10 7
                           -------------------------
                                 (CUSIP Number)

                               Morris Orens, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
-------------------------------------------------------------------------------
                                 (212) 973-0111
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 22, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 10 sequentially numbered pages

                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO. 84764A 10 7                                                                               PAGE 2 OF 10 PAGES
-----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


           BG CAPITAL GROUP LTD.
-----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]

-----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
-----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]

-----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           BAHAMAS
-----------------------------------------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   2,305,001

                                   ------------------------------------------------------------------------------------
        Number of Shares            8    SHARED VOTING POWER                 N/A
     Beneficially Owned by
         Each Reporting            ------------------------------------------------------------------------------------
          Person with               9    SOLE DISPOSITIVE POWER              2,305,00

                                   ------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            N/A

-----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,305,001

-----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


-----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     5.8%

-----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                    CO

-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO.  84764A 10 7                                                                              PAGE 3 OF 10 PAGES
-----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


           ROBERT GENOVESE

-----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]

-----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF
-----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            ?


-----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CANADA
-----------------------------------------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   2,305,001

                                  -------------------------------------------------------------------------------------
        Number of Shares            8    SHARED VOTING POWER
     Beneficially Owned by
         Each Reporting           -------------------------------------------------------------------------------------
          Person with               9    SOLE DISPOSITIVE POWER              2,305,001

                                  -------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,305,001

-----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           ?

-----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     5.8%
-----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                    IN
-----------------------------------------------------------------------------------------------------------------------





                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                   THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                  This Schedule 13D is filed by BG Capital Group Ltd., a Bahamas corporation ("BG Capital") and Robert Genovese ("Genovese" and together with BG Capital, the "Reporting Persons").



ITEM 1.  SECURITY AND ISSUER
         -------------------

         Securities: Common Stock, par value $0.0001 per share

         Issuer:     Spectrum Sciences and Software Holdings Corp.
                     911 Hill Avenue NW
                     Fort Walton Beach, FL 32548

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a), (b) BG Capital Group Ltd.       Robert Genovese
                  Slot #2000 A.P. 59223       c/o BG Capital Group Ltd.
                  Nassau, Bahamas             Slot #2000 A.P. 59223
                                              Nassau, Bahamas

                  (c) Genovese's principal occupation is to act as a private investor. As the sole stockholder of BG Capital, Genovese has sole voting and dispositive power over shares of Common Stock owned by BG Capital.

                  (d), (e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) BG Capital is a Bahamian corporation. Robert Genovese is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

                  The information contained in Item 4 is incorporated by reference into this Item 3.

ITEM 4.           PURPOSE OF TRANSACTION
                  ----------------------

                  During 2003 and 2004, Genovese had acted as a consultant to the Issuer and had made loans to the Issuer to meet its operating expenses. For such services, Genovese and a firm he owns received interest on such loans and stock options as described in greater detail below.

                  On March 11, 2004, the Issuer and Genovese entered into a consulting agreement (the "Consulting Agreement"), pursuant to which Genovese received an option to purchase 9,000,000 shares of Common Stock at an exercise price of the lesser of $1.65 or the fair market value of the shares at the time of exercise. A copy of the Consulting Agreement is attached as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 12, 2004 and is incorporated herein by reference. On April 16, 2004, the Issuer and Genovese entered into an amended and restated consulting agreement (the "Amended and Restated Consulting Agreement"), pursuant to which Genovese received, in addition to the aforementioned option: (i) an option to purchase 9,000,000 shares of Common Stock at an exercise price equal to the greater of $1.95 or sixty percent (60%) of the closing price of the Common Stock on the day immediately preceding Genovese's notice to exercise; and
(ii) an option to purchase 5,000,000 shares of Common Stock at an exercise price of the lesser of $1.65 or the fair market value of the shares at the time of exercise (such options, together with the option granted pursuant to the Consulting Agreement, are referred to herein as the "Options"). A copy of the Amended and Restated Consulting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 21, 2004 and is incorporated herein by reference. The Options referenced in the Amended and Restated Consulting Agreement were granted in separate stock option agreements, both dated April 20, 2004. Copies of such stock option agreements are attached as Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-QSB filed by the Issuer with the Securities and Exchange Commission on May 24, 2004 and are incorporated herein by reference. Pursuant to the Consulting Agreement and the Amended and Restated Consulting Agreement, the shares of Common Stock issuable upon exercise of the Options (the "Option Shares") are subject to Form S-8 registration rights.

                  Pursuant to the Consulting Agreement and the Amended and Restated Consulting Agreement, each Option is subject to a limitation on conversion (the "Limitation on Conversion") such that, unless Genovese gives written notice 75 days in advance to the Issuer of his intention to exceed the Limitation on Conversion, with respect to all or a specified amount of the Option and the corresponding number of the underlying shares, in no instance shall Genovese (together with any persons who in the determination of Genovese, together with Genovese, constitute a group as defined in Rule 13d-5 of the Securities Exchange Act of 1934, amended) be entitled to exercise the Option to the extent such exercise would result in Genovese beneficially owning (in accordance with Rule 13d-3) more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

                  During March and April 2004, the Reporting Persons exercised Options relating to 20,078,300 shares of Common Stock, using Genovese's personal funds, BG Capital's working capital and/or cancellation of indebtedness owed to Genovese and his affiliates as consideration for the exercise price due therefor. The Reporting Persons have sold substantially all of such shares of Common Stock. Due to the above-referenced Limitation on Conversion, the Reporting Persons do not beneficially own shares of Common Stock otherwise issuable pursuant to the remaining unexercised Options.

                  The Reporting Persons from time to time have effected open market purchases of shares of Common Stock. The sources of the funds used to effect such open market purchases were Genovese's personal funds and BG Capital's working capital. A description of open market transactions during the past 60 days is set forth in Item 5(c) hereof.

                  During this period the Reporting Persons have received a share certificate relating to a purported exercise of Options for 1,100,000 shares. The Reporting Persons did not excercise such Options and do not intend to give consideration for the exercise price for such Options, and therefore the Reporting Persons disclaim any beneficial ownership of the 1,100,000 shares of Common Stock that would otherwise be issuable pursuant to such Options. The Reporting Persons are seeking to return to the Issuer the share certificate representing such 1,100,000 shares.

                  In May 2004, the Issuer terminated the Amended and Restated Consulting Agreement. Genovese has been advised that the Securities and Exchange Commission is conducting an informal investigation concerning the Issuer and the trading in its shares.

                  The Reporting Persons intend to monitor the Issuer's progress and depending on its performance, Genovese may seek to again become actively involved as a consultant or in another capacity. In addition, the Reporting Persons may from time to time: (i) acquire additional shares of Common Stock pursuant to the Options, in the open market, in privately negotiated transactions or otherwise, (ii) maintain their holdings at current levels, and/or (iii) sell all or a portion of their holdings in the open market, in privately negotiated transactions or otherwise, in each case subject to applicable federal securities laws. Any such actions will depend upon, among others, the availability of Issuer securities for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and other future developments.

                  Except as otherwise set forth above in this Item 4, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  (a) and (b) Based on the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 24, 2004, there were 40,029,300 shares of Common Stock issued and outstanding as of May 21, 2004. The Reporting Persons own an aggregate of 2,305,001 shares of Common Stock or approximately 5.8% of the outstanding shares of Common Stock. Genovese, as the sole stockholder of BG Capital, has the sole power to vote or direct the disposition of such shares.

                  (c) The following is a listing of transactions in shares of Common Stock during the past 60 days. All of the following transactions were effected by BG Capital as open market purchases or sales on the Over-The-Counter Bulletin Board.

                      Type of                          Price per
Transaction Date    Transaction    Number of Shares      Share
----------------    -----------    ----------------      -----
6/22/2004          Buy                  31,200           $1.010
6/23/2004          Buy                 200,000           $1.003
6/23/2004          Buy                  30,000           $0.905
6/23/2004          Buy                 200,000           $0.984
7/8/2004           Buy                  52,000           $0.640
7/8/2004           Buy                  50,000           $0.640
7/8/2004           Buy                  43,500           $0.640
7/8/2004           Buy                  30,000           $0.637
7/8/2004           Buy                   5,000           $0.640
7/12/2004          Sell                (11,500)          $1.187
7/12/2004          Sell                (25,000)          $1.150
7/12/2004          Sell                (25,000)          $1.150
7/13/2004          Sell                 (7,000)          $1.200
7/13/2004          Buy                  60,000           $1.015
7/14/2004          Buy                   9,100           $0.905
7/14/2004          Buy                   5,500           $0.900
7/15/2004          Buy                  30,000           $0.905
7/15/2004          Buy                  25,000           $0.913
7/15/2004          Buy                  25,000           $0.910
7/16/2004          Buy                  10,000           $0.855
7/19/2004          Sell                 (7,500)          $1.050
7/19/2004          Sell                 (2,500)          $1.050
7/19/2004          Buy                  15,000           $1.000
7/19/2004          Buy                   7,500           $1.000
7/19/2004          Buy                   2,500           $1.010
7/20/2004          Buy                   5,700           $1.020
7/20/2004          Buy                  42,700           $1.013
7/20/2004          Buy                  29,000           $1.019
7/20/2004          Buy                  22,000           $1.021
7/20/2004          Buy                  10,000           $1.022
7/20/2004          Buy                   5,000           $1.020
7/20/2004          Buy                   5,000           $1.010
7/20/2004          Buy                  20,500           $1.015
7/20/2004          Buy                     200           $1.000
7/21/2004          Buy                   5,000           $1.040
7/21/2004          Buy                   5,000           $1.040
7/21/2004          Buy                   2,500           $1.040
7/21/2004          Buy                  24,200           $1.046
7/21/2004          Buy                   7,400           $1.045
7/22/2004          Buy                   5,000           $1.050
7/22/2004          Sell                 (3,000)          $1.085
7/22/2004          Buy                  29,500           $1.055
7/22/2004          Buy                  15,000           $1.045
7/22/2004          Buy                  14,000           $1.045

                                       7



                      Type of                          Price per
Transaction Date    Transaction    Number of Shares      Share
----------------    -----------    ----------------      -----
7/22/2004          Buy                  10,000           $1.040
7/22/2004          Buy                   7,500           $1.050
7/22/2004          Buy                  11,000           $1.040
7/23/2004          Buy                  12,000           $1.052
7/23/2004          Buy                  35,000           $1.051
7/23/2004          Buy                   5,000           $1.040
7/23/2004          Buy                  50,000           $1.040
7/23/2004          Buy                   5,000           $1.040
7/26/2004          Buy                  40,000           $1.010
7/26/2004          Buy                   6,500           $1.018
7/26/2004          Buy                   5,000           $1.010
7/27/2004          Buy                  10,000           $1.020
7/27/2004          Buy                   7,500           $1.040
7/27/2004          Buy                   5,000           $1.030
7/27/2004          Buy                  60,000           $1.023
7/27/2004          Buy                   1,200           $1.010

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  --------------------------------------------------------
                  WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ----------------------------------------

                  The information contained in Items 3 and 4, including the exhibits referenced therein, are incorporated herein by reference in this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  A. Agreement of Joint Filing, by and between BG Capital and Robert Genovese.

                  B. Consulting Agreement, dated as of March 11, 2004, by and between Spectrum Sciences & Software Holdings Corp. and Robert Genovese (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 12,
2004).

                  C. Amended and Restated Consulting Agreement, dated as of April 16, 2004, by and between Spectrum Sciences & Software Holdings Corp. and Robert Genovese (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 21, 2004).

                  D. Stock Option Agreement, dated as of April 20, 2004, by and between Spectrum Sciences & Software Holdings Corp. and Robert Genovese (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-QSB filed by the Issuer with the Securities and Exchange Commission on May 24, 2004 (the "Form 10-QSB")).

                  E. Stock Option Agreement, dated as of April 20, 2004, by and between Spectrum Sciences & Software Holdings Corp. and Robert Genovese (incorporated herein by reference to Exhibit 10.2 to the Form 10-QSB).

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  August 2, 2004             BG CAPITAL GROUP LTD.

                                   By: /s/ Robert Genovese
                                       -------------------------
                                       Robert Genovese, President



                                   /s/ Robert Genovese
                                   -----------------------------
                                   ROBERT GENOVESE

                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING



                  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Spectrum Sciences and Software Holdings Corp., and that this Agreement be included as an attachment to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on August 2, 2004.




                        BG CAPITAL GROUP LTD.

                        By: /s/ Robert Genovese
                           ---------------------------------
                           Robert Genovese, President


                        /s/ Robert Genovese
                        ---------------------------
                        ROBERT GENOVESE